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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-9


                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934


                             LANIER WORLDWIDE, INC.
                            (Name of Subject Company)

                             LANIER WORLDWIDE, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   51589L 10-5
                      (CUSIP Number of Class of Securities)

                                J. MICHAEL KELLY
                                 GENERAL COUNSEL
                             LANIER WORLDWIDE, INC.
                            2300 PARKLAKE DRIVE, N.E.
                             ATLANTA, GEORGIA 30345
                                 (770) 496-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                                     on Behalf of the Person Filing Statement)

                                    COPY TO:

                               RUSSELL B. RICHARDS
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

/ / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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         This Amendment No. 5 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on December 8, 2000 (as amended on December 18, 2000, December 22, 2000, January 9, 2001 and January 19, 2001, the "Schedule 14D-9") by Lanier Worldwide, Inc., a Delaware corporation (the "Company"), relating to an offer by LW Acquisition Corp., a Delaware corporation ("Purchaser"), and an indirect, wholly-owned subsidiary of Ricoh Company, Ltd., a Japanese corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated December 8, 2000 (as amended on December 18, 2000, December 22, 2000, December 27, 2000, January 9, 2001 and January 19, 2001, the "Schedule TO"), to purchase any and all of the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated rights to purchase shares of the Company's Participating Preferred Stock (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 5, 1999 between the Company and Mellon Investor Services, L.L.C., formerly ChaseMellon Shareholder Services, L.L.C., as Rights Agent, at a price of $3.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal," as may be amended from time to time, which, together with the Offer to Purchase, constitute the "Offer").

ITEM 8.           ADDITIONAL INFORMATION.


         The response to Item 8 is hereby amended and supplemented by adding the following paragraph as the last paragraph in Item 8:

         EXPIRATION OF THE OFFER

         On January 25, 2001, Parent and the Company issued a press release announcing the expiration of the Offer. The press release indicates that the Offer expired at 12:00 midnight, New York City time, on Wednesday, January 24, 2001. The press release also indicates that, based on information provided by the Depositary to Parent, as of January 24, 2001, a total of at least 79,790,530 Shares, representing at least 94.1% of the outstanding Shares, have been validly tendered and not withdrawn pursuant to the Offer. The press release also states that Parent and Purchaser have accepted for prompt payment all Shares validly tendered pursuant to the Offer. A copy of this press release is attached as Exhibit (a)(15) hereto and is incorporated herein by reference.


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ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended by filing the following Exhibit herewith:

(a)(1)* Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) of Purchaser's Schedule TO, filed with the Commission on
            December 8, 2000).
(a)(2)*     Letter of Transmittal (incorporated by reference to
            Exhibit (a)(1)(B) of Purchaser's Schedule TO, filed with the Commission on December 8, 2000).
(a)(3)* Recommendation Letter to the Stockholders of the Company, dated December 8, 2000.
(a)(4)*     Press Release issued by the Company on November 29, 2000,
            announcing the Merger and the Offer (incorporated by reference to Exhibit (a)(4) to the Company's Schedule 14D-9, filed by the
            Company with the Commission on November 30, 2000).
(a)(5)*     Opinion of The Robinson-Humphrey Company, LLC, dated
            November 27, 2000 (included as ANNEX B to this Schedule 14D-9).
(a)(6)*     Information Statement of the Company (included as ANNEX A to this
            Schedule 14D-9).
(a)(7)* Transcript of Conference Call held by the Company on December 5, 2000 (incorporated by reference to Exhibit (a)(7) to the Company's
            Schedule 14D-9, filed by the Company with the Commission on
            December 6, 2000).
(a)(8)*     Joint Press Release issued by Parent and the Company, dated
            December 8, 2000 (incorporated by reference to Exhibit (a)(1)(H)
            of Purchaser's Schedule TO, filed with the Commission on
            December 8, 2000).
(a)(9)*     Joint Press Release issued by the Company and Parent, dated
            December 18, 2000.
(a)(10)* Communication Distributed to Employees of the Company, beginning on December 18, 2000, with respect to the status of the Offer.
(a)(11)*   Press Release issued by the Company on December 22, 2000.
(a)(12)*   Press Release issued by Parent on January 9, 2001.
(a)(13)*   Press Release issued by Parent and the Company on January 19, 2001.
(a)(14)* Communication Distributed to Employees of the Company on January 9, 2001, with respect to the Merger.
(a)(15)**  Press Release issued by Parent and the Company on January 25, 2001.
(e)(1)* Agreement and Plan of Merger dated as of November 29, 2000, by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit (d)(1) of Purchaser's Schedule TO, filed with the Commission on December 8, 2000).
(e)(2)* Confidentiality Agreement, dated as of June 22, 2000, by and between Parent and the Company.
(e)(3)*    Executive Employment Agreement, entered into on November 29, 2000, by and between the Company and Wesley E. Cantrell.
(e)(4)*    Executive Employment Agreement, entered into on November 29, 2000, by and between the Company and C. Lance Herrin.
(e)(5)*    Amendment No. 2 to the Lanier Worldwide, Inc. Employee Stock
           Purchase Plan, adopted November 29, 2000.
(e)(6)*    Amendment No. 2 to the Lanier Worldwide, Inc. Save to Accumulate
           Retirement $   (STAR$) Plan, as amended and restated as of
           December 1, 1999, executed November 28, 2000.
(e)(7)* Letter Agreement, dated November 29, 2000, between Ricoh Company, Ltd. and Harris Corporation (incorporated by reference to Exhibit (d)(3) of Purchaser's Schedule TO,filed with the Commission on December 8, 2000).
(e)(8)* Letter Agreement, dated November 29, 2000, between Harris Corporation, Ricoh Company, Ltd., and Lanier Worldwide, Inc. (incorporated by reference to Exhibit (d)(4) of Purchaser's Schedule TO, filed with the Commission on December 8, 2000).
(e)(9)* Sales Agreement, dated as of July 1, 1999, by and between Parent and the Company.
(e)(10)* Voting and Tender Agreement, dated as of November 29, 2000, by and between Harris Corporation and Parent (incorporated by reference to Exhibit (d)(2) of Purchaser's Schedule TO, filed with the Commission on December 8, 2000).
(e)(11)*   Amendment to Rights Agreement, effective as of November 29, 2000.

ANNEX A   Information Statement of the Company.
ANNEX B   Opinion of the Robinson-Humphrey Company, LLC, dated
          November 27, 2000.

*   Previously filed.
**  Filed herewith.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                                LANIER WORLDWIDE, INC.


                                                By:  /S/ J. MICHAEL KELLY
                                                     ---------------------------
                                                     J. Michael Kelly
                                                     Vice President and General
                                                     Counsel


Dated:  January 25, 2001